03012856

ANf 3-7-2003

UF3-6-03

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keyport Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills, (City) Massachusetts (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger Japlit (781) 416-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche L.L.P.
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston, (City) Massachusetts (State) 02116-5022 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 9 2003

R

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rogelio P. Japlit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keyport Financial Services Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter P. Daly
Notary Public
My Commission Expires June 20, 2008

Signature

Financial Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEYPORT FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Keyport Financial Services Corp.
Wellesley, Massachusetts

We have audited the following financial statements of Keyport Financial Services Corp. (the "Company") (a wholly owned subsidiary of Keyport Life Insurance Company) for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company are the result of transactions with related parties.

Deloitte
Touche
Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934 of the Company at December 31, 2002, is presented on page 8 for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

KEYPORT FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 56,139
Due from parent company	2,725
Total assets	$ 58,864

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to parent company	$ 8,000
Total liabilities	8,000
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized, issued and outstanding, 1,000 shares	10,000
Additional paid in capital	325,000
Accumulated deficit	(284,136)
Total stockholder's equity	50,864
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,864

See notes to financial statements.

KEYPORT FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$25,681,351
Distribution fees	1,360,523
Interest on cash	1,000
Total revenues	$27,042,874
EXPENSES:	
Commissions	25,681,351
Distribution fees	1,360,523
Taxes, licenses, and fees	3,452
Other	8,000
Total expenses	$27,053,326
LOSS BEFORE INCOME TAX BENEFIT	$ (10,452)
INCOME TAX BENEFIT	0
NET LOSS	$ (10,452)

See notes to financial statements.

KEYPORT FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, JANUARY 1, 2002	1,000	$ 10,000	$ 325,000	$ (273,684)	$ 61,316
Net loss	-	-	-	(10,452)	(10,452)
BALANCE, DECEMBER 31, 2002	1,000	$ 10,000	$ 325,000	$ (284,136)	$ 50,864

See notes to financial statements.

KEYPORT FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (10,452)
Increase in due from parent company	(1,725)
Net cash used in operating activities	(12,177)
DECREASE IN CASH	(12,177)
CASH, Beginning of year	68,316
CASH, End of year	$ 56,139

See notes to financial statements.

KEYPORT FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Keyport Financial Services Corp. (the "Company") is a wholly owned subsidiary of Keyport Life Insurance Company ("Keyport Life"), which is a wholly owned, indirect subsidiary of Sun Life Financial Services of Canada, Inc. ("Sun Life").

The Company is registered as a broker/dealer with the Securities and Exchange Commission to effect transactions as an agent in investment mediums, principally variable annuities, life insurance products and mutual funds which are registered pursuant to the Investment Company act of 1940.

The Company's operations consist of activities performed for affiliated companies and may not be indicative of the conditions that would have existed, or the results of operations, if the Company had not been operated as an affiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United Sates requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from such estimates.

Recognition of Commission Income and Expense – Commission income and expense are recognized when the sales of financial products are settled, which yields results which are materially the same as recognition on a trade-date basis.

Income Taxes – Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," and are calculated as if the Company filed its own income tax return.

The Company files a separate return for both Federal and State income tax purposes. The Company will be eligible to file a consolidated return with Keyport Life beginning in 2006.

At December 31, 2002, the Company had net operating loss carry forward for tax purposes of approximately $13,200, which begin expiring in 2021, and can only be used to offset the Company's taxable income. The Company has established a valuation allowance at December 31, 2002 that completely offsets the deferred tax asset resulting from the net operating loss because as it is management's belief that it is more likely than not that these losses will not be recoverable.

3. COMMISSION INCOME AND DISTRIBUTION FEE

The Company earns all of its commission income from affiliated companies from the sale of variable annuities. The Company incurs a corresponding commission expense with the third party agents and brokers. The Company also earns a distribution fee from affiliated separate accounts. The Company incurs a corresponding distribution fee expense with affiliated companies.

There is no impact on the net income as a result of these activities.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

At December 31, 2002, the Company had net capital of $48,139 and a minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0:1 at December 31, 2002.

5. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to customers.

* * * * * *

KEYPORT FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Keyport Life Insurance Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 50,864
Less nonallowable asset	(2,725)
Net capital	$ 48,139
Aggregate indebtedness	$ 0.00
COMPUTATION OF NET CAPITAL REQUIREMENT	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Excess of net capital	$ 43,139
Ratio of aggregate indebtedness to net capital	.0:1

There are no differences from the above computations and the Company's corresponding unaudited Part II-A filing as of December 31, 2002.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

February 21, 2003

To the Board of Directors and Stockholder of
Keyport Financial Services Corp.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of Keyport Financial Services Corp. (a wholly owned subsidiary of Keyport Life Insurance Company) (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations,. counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP